As filed with the Securities and Exchange Commission on May 16, 2007

Registration No. 333- 142584

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Kinder Morgan Energy Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	76-0380342
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Joseph Listengart
500 Dallas Street, Suite 1000	500 Dallas Street, Suite 1000
Houston, Texas 77002	Houston, Texas 77002
(713) 369-9000	(713) 369-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of registrant’s agent for service of process)

Copy to:
Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
Phone: (713) 221-1306
Fax: (713) 221-2166

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 15, 2007

PROSPECTUS

266,813 Common Units
Representing Limited Partner Interests

The selling unitholder identified in this prospectus is offering to sell up to an aggregate of 266,813 common units representing limited partner interests in Kinder Morgan Energy Partners, L.P.  We will not receive any of the proceeds from the unitholder’s sale of the common units offered by this prospectus.

Our common units trade on the New York Stock Exchange under the symbol “KMP.”  The last reported sale price of our common units on May 14, 2007, as reported by the New York Stock Exchange, was $56.65 per common unit.

Investing in our common units involves risks.  See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2007.

TABLE OF CONTENTS

Kinder Morgan Energy Partners, L.P.
Risk Factors
Use of Proceeds
Selling Unitholder
Description of Common Units
Modification of Fiduciary Duties Owed to the Limited Partners
Material Tax Considerations
Plan of Distribution
Validity of the Common Units
Experts
Where You Can Find More Information
Information Regarding Forward-Looking Statements

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.  This prospectus may only be used where it is legal to sell the offered securities.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.  You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission.  Our business, financial condition, results of operations and prospects may have changed since those dates.

i

KINDER MORGAN ENERGY PARTNERS, L.P.

We are a limited partnership, formed in Delaware in August 1992, with our common units traded on the NYSE under the symbol “KMP.” We are one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Our operations are conducted through our subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments: Products Pipelines, Natural Gas Pipelines, CO2 and Terminals.

Kinder Morgan Management, LLC is a limited partner in us and, pursuant to a delegation of control agreement, manages and controls our business and affairs, and the business and affairs of our subsidiary operating limited partnerships and their subsidiaries, subject to our general partner’s right to approve specified actions.

Our principal executive offices are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002, and our phone number at this address is (713) 369-9000.

RISK FACTORS

Limited partnerships are structuring differently than corporations and therefore have inherent differences.  You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus.  Specifically, please see “Information Regarding Forward-Looking Statements” and “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of risks and events that may affect our business.  Realization of any of those risks or events could have a material adverse effect on our business, financial condition, cash flows and results of operations.  Realization of any of those or the following risks could result in a decline in the trading price of our common units, and you might lose all or part of your investment.

Risks Related to Our Common Units

The interests of KMI may differ from our interests and the interests of our unitholders. KMI indirectly owns all of the stock of our general partner and elects all of its directors. Our general partner owns all of Kinder Morgan Management’s voting shares and elects all of its directors. Furthermore, some of Kinder Morgan Management’s directors and officers are also directors and officers of KMI and our general partner and have fiduciary duties to manage the businesses of KMI in a manner that may not be in the best interests of our unitholders. KMI has a number of interests that differ from the interests of our unitholders. As a result, there is a risk that important business decisions will not be made in the best interests of our unitholders.

Common unitholders have limited voting rights and limited control. Holders of common units have only limited voting rights on matters affecting us. Our general partner manages partnership activities. Under a delegation of control agreement, our general partner has delegated the management and control of our and our subsidiaries’ business and affairs to Kinder Morgan Management. Holders of common units have no right to elect the general partner on an annual or other ongoing basis. If the general partner withdraws, however, its successor may be elected by the holders of a majority of the outstanding common units (excluding units owned by the departing general partner and its affiliates).

The limited partners may remove the general partner only if:

•                                          the holders of at least 66 2/3% of the outstanding common units, excluding common units owned by the departing general partner and its affiliates, vote to remove the general partner;

•                                          a successor general partner is approved by at least 66 2/3% of the outstanding common units, excluding common units owned by the departing general partner and its affiliates; and

•                                          we receive an opinion of counsel opining that the removal would not result in the loss of limited liability to any limited partner, or the limited partner of an operating partnership, or cause us or the operating partnership to be taxed other than as a partnership for federal income tax purposes.

A person or group owning 20% or more of the common units cannot vote. Any common units held by a person or group that owns 20% or more of the common units cannot be voted. This limitation does not apply to the general partner and its affiliates. This provision may:

•                                          discourage a person or group from attempting to remove the general partner or otherwise change management; and

•                                          reduce the price at which the common units will trade under certain circumstances. For example, a third party will probably not attempt to take over our management by making a tender offer for the common units at a price above their trading market price without removing the general partner and substituting an affiliate of its own.

The general partner’s liability to us and our unitholders may be limited. Our partnership agreement contains language limiting the liability of the general partner to us or the holders of common units. For example, our partnership agreement provides that:

•                                          the general partner does not breach any duty to us or the holders of common units by borrowing funds or approving any borrowing. The general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the general partner;

•                                          the general partner does not breach any duty to us or the holders of common units by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of available cash and cash from operations contained in our partnership agreement; and

•                                          the general partner does not breach any standard of care or duty by resolving conflicts of interest unless the general partner acts in bad faith.

Unitholders may have liability to repay distributions. Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under certain circumstances, however, holders of common units may have to repay us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of such a distribution, a limited partner who receives the distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner if the liabilities could not be determined from the partnership agreement.

Unitholders may be liable if we have not complied with state partnership law. We conduct our business in a number of states. In some of those states the limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established. The unitholders might be held liable for the partnership’s obligations as if they were a general partner if:

•                                          court or government agency determined that we were conducting business in the state but had not complied with the state’s partnership statute; or

•                                          unitholders’ rights to act together to remove or replace the general partner or take other actions under our partnership agreement constitute “control” of our business.

The general partner may buy out minority unitholders if it owns 80% of the units. If at any time the general partner and its affiliates own 80% or more of the issued and outstanding common units, the general partner will have the right to purchase all, and only all, of the remaining common units. Because of this right, a unitholder will have to sell its common units at a time or price that may be undesirable. The purchase price for such a purchase will be the greater of:

•                                          the 20-day average trading price for the common units as of the date five days prior to the date the notice of purchase is mailed; or

•                                          the highest purchase price paid by the general partner or its affiliates to acquire common units during the prior 90 days.

The general partner can assign this right to its affiliates or to the partnership.

We may sell additional limited partner interests, diluting existing interests of unitholders. Our partnership agreement allows the general partner to cause us to issue additional common units and other equity securities. When we issue additional equity securities, including additional i-units to Kinder Morgan Management when it issues additional shares, unitholders’ proportionate partnership interest in us will decrease. Such an issuance could negatively affect the amount of cash distributed to unitholders and the market price of common units. Issuance of additional common units will also diminish the relative voting strength of the previously outstanding common units. Our partnership agreement does not limit the total number of common units or other equity securities we may issue.

The general partner can protect itself against dilution. Whenever we issue equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms. This allows the general partner to maintain its proportionate partnership interest in us. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by issuance of additional equity securities.

Our partnership agreement and the Kinder Morgan Management limited liability company agreement restrict or eliminate a number of the fiduciary duties that would otherwise be owed by our general partner and/or its delegate to our unitholders. Modifications of state law standards of fiduciary duties may significantly limit the ability of our unitholders to successfully challenge the actions of our general partner in the event of a breach of fiduciary duties. These state law standards include the duties of care and loyalty. The duty of loyalty, in the absence of a provision in the limited partnership agreement to the contrary, would generally prohibit our general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our limited partnership agreement contains provisions that prohibit limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, that agreement provides that the general partner may take into account the interests of parties other than us in resolving conflicts of interest. It also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. The provisions relating to the general partner apply equally to Kinder Morgan Management as its delegate. It is not necessary for a limited partner to sign our limited partnership agreement in order for the limited partnership agreement to be enforceable against that person.

We could be treated as a corporation for United States income tax purposes. Our treatment as a corporation would substantially reduce the cash distributions on the common units that we distribute quarterly. The anticipated benefit of an investment in our common units depends largely on our treatment as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service on this or any other matter affecting us. Current law requires us to derive at least 90% of our annual gross income from specific activities to continue to be treated as a partnership for federal income tax purposes. We may not find it possible, regardless of our efforts, to meet this income requirement or may inadvertently fail to meet this income requirement. Current law may change so as to cause us to be treated as a corporation for federal income tax purposes without regard to our sources of income or otherwise subject us to entity-level taxation.

If we were to be treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would pay state income taxes at varying rates. Under current law, distributions to unitholders would generally be taxed as a corporate distribution. Because a tax would be imposed upon us as a corporation, the cash available for distribution to a unitholder would be substantially reduced. Treatment of us as a corporation would cause a substantial reduction in the value of our units.

In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to our unitholders would be reduced.

Risks Related to Ownership of Our Common Units if We or Kinder Morgan, Inc. Default on Debt

Unitholders may have negative tax consequences if we default on our debt or sell assets. If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

There is the potential for a change of control if Kinder Morgan, Inc. defaults on debt. Kinder Morgan, Inc. owns all of the outstanding capital stock of the general partner. If Kinder Morgan, Inc. defaults on its debt, its lenders could acquire control of the general partner.

USE OF PROCEEDS

Since the common units covered by this prospectus are being sold by the selling unitholder and not us, we will not receive any proceeds from the sale of common units under this prospectus.

SELLING UNITHOLDER

The following table sets forth information concerning the selling unitholder.  The selling unitholder does not have, nor has it had within the past three years, any material relationship with us or any of our predecessors or affiliates.  Assuming that the selling unitholder offers all of its common units, the selling unitholders will not have any beneficial ownership except as otherwise provided in the table below.  The common units are being registered to permit the selling unitholder to offer the common units for resale from time to time.  See “Plan of Distribution.”

Selling Unitholder	Number of Common Units Owned Prior to Offering(1)	Percentage of Common Units Owned Prior to Offering(1)	Number of Common Units Being Offered(1)	Number of Common Units Owned After Offering(2)	Percentage of Common Units Owned After Offering(2)
TGS Deepwater Terminal Interests, L.L.C. 11811 East I-10 Freeway, Suite 630 Houston, TX 77079	266,813	*	266,813	—	—

*Less than 1%.

(1)                Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, and is calculated using 162,823,583 common units outstanding as of April 30, 2007.

(2)                Assumes the sale of all of the common units offered hereby to persons who are not affiliates of the selling unitholder.

DESCRIPTION OF COMMON UNITS

Number of Common Units

As of April 30, 2007, we had 162,823,583 common units outstanding, including 14,355,735 common units held by Kinder Morgan, Inc. and its controlled affiliates.  Our partnership agreement does not limit the number of common units we may issue.

Where Common Units are Traded

Our outstanding common units are listed on the New York Stock Exchange under the symbol “KMP.”  Any additional common units we issue will also be listed on the NYSE.

Quarterly Distributions

Our partnership agreement requires that we distribute 100% of “Available Cash,” as defined in our partnership agreement, to our partners within 45 days following the end of each calendar quarter.  Available Cash consists generally of all of our cash receipts, including cash received by our operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P., which is one of our operating partnerships, in respect of its remaining 0.5% interest in SFPP, L.P.

We distribute Available Cash for each quarter as follows:

•                  first, 98% to the owners of all classes of units pro rata and 2% to our general partner until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units for such quarter;

•                  second, 85% of any available cash then remaining to the owners of all classes of units pro rata and 15% to our general partner until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for such quarter;

•                  third, 75% of any available cash then remaining to the owners of all classes of units pro rata and 25% to our general partner until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for such quarter; and

•                  fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to owners of i-units in the equivalent number of i-units, and 50% to our general partner.

Each time that we make a cash distribution to our general partner and the holders of our common units and Class B units, the number of i-units owned by Kinder Morgan Management and the percentage of our total units owned by Kinder Morgan Management will increase automatically under the provisions of our partnership agreement.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Investment Services.  It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.

The transfer agent and registrar may at any time resign, by notice to us, or be removed by us.  That resignation or removal would become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment.  If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Summary of Partnership Agreement

A summary of the material provisions of our partnership agreement is included in the reports filed with the SEC.

MODIFICATION OF FIDUCIARY DUTIES OWED TO THE LIMITED PARTNERS

The fiduciary duties owed to limited partners by our general partner are prescribed by Delaware law and our partnership agreement.  Similarly, the fiduciary duties owed to the owners of shares of Kinder Morgan Management, LLC by its board of directors are prescribed by Delaware law and its limited liability company agreement.  The Delaware Limited Partnership Act and the Delaware Limited Liability Company Act provide that Delaware limited partnerships and Delaware limited liability companies, respectively, may, in their limited partnership agreements and limited liability company agreements, as applicable, restrict the fiduciary duties owed by the general partner to us and our limited partners and by the board of directors of the limited liability company to its shareholders.

Our limited partnership agreement and the Kinder Morgan Management, LLC limited liability company agreement contain various provisions restricting the fiduciary duties that might otherwise be owed.  The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to us and our limited partners and by the board of directors of Kinder Morgan Management, LLC to its shareholders.

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited partnership agreement or limited liability company agreement provides otherwise, would generally require a general partner or manager to act for the limited partnership or limited liability company, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited partnership agreement or limited liability company agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership or a manager of a Delaware limited liability company from taking any action or engaging in any transaction where a conflict of interest is present.

The Kinder Morgan Management, LLC limited liability company agreement modifies these standards

The limited liability company agreement of Kinder Morgan Management, LLC contains provisions that prohibit its shareholders from advancing claims arising from conduct by Kinder Morgan Management, LLC’s board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Kinder Morgan Management, LLC, its affiliates or any shareholder. Kinder Morgan, Inc., its affiliates, and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC are not required to offer to Kinder Morgan Management, LLC any business opportunity.

Except as set out in Kinder Morgan Management, LLC’s limited liability company agreement, its directors, Kinder Morgan, Inc. and their affiliates have no obligations, by virtue of the relationships established pursuant to that agreement, to take or refrain from taking any action that may impact Kinder Morgan Management, LLC or its shareholders. In addition to the other more specific provisions limiting the obligations of its board of directors, Kinder Morgan Management, LLC’s limited liability company agreement further provides that its board of directors will not be liable for monetary damages to Kinder Morgan Management, LLC, its shareholders or any other person for any acts or omissions if the board of directors acted in good faith.

Our limited partnership agreement modifies these standards

Our limited partnership agreement contains provisions that prohibit the limited partners from advancing claims arising from conduct by our general partner that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our limited partnership agreement permits the general partner of the partnership to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Kinder Morgan, Inc., its affiliates and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC or officers or directors of our general partner are not required to offer to us any business opportunity. Our general partner is permitted to attempt to avoid personal liability in connection with the management of the partnership pursuant to the partnership agreement. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner’s liability.

Our partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting its fiduciary duty to us and our limited partners. The partnership agreement also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. Also, the partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duty. In addition to the other more specific provisions limiting the obligations of the general partner, the partnership agreement provides that the general partner, its affiliates and their respective officers and directors will not be liable for monetary damages to us, our limited partners or any other person for acts or omissions if the general partner, affiliate or officer or director acted in good faith. Kinder Morgan Management, LLC or the general partner may request that the conflicts and audit committee of the general partner’s board of directors review and approve the resolution of conflicts of interest that may arise between Kinder Morgan, Inc. or its subsidiaries, on the one hand, and us, on the other hand.

All of these provisions of our limited partnership agreement relating to our general partner apply equally to Kinder Morgan Management, LLC, as the delegate of our general partner.

By becoming one of our limited partners, a limited partner agrees to be bound by the provisions in our limited partnership agreement, including the provisions discussed above.  This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of limited partnership agreements.  It is not necessary for a limited partner to sign our limited partnership agreement in order for the limited partnership agreement to be enforceable against that person.

MATERIAL TAX CONSIDERATIONS

This section is a summary of material United States federal income tax considerations that may be relevant to prospective owners of common units who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of our counsel, Bracewell & Giuliani LLP, insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Kinder Morgan Energy Partners, L.P. and its operating partnerships.

No attempt has been made in this section to comment on all federal income tax matters affecting us or the owners of common units. Moreover, the discussion focuses on owners of common units who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, financial institutions, insurance companies, real estate investment trusts, estates, trusts, individual retirement accounts (IRAs), mutual funds, dealers and persons entering into hedging transactions. Accordingly, each prospective owner of common units is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Bracewell & Giuliani LLP and are based on the accuracy of the representations made by us, our general partner and its delegate, Kinder Morgan Management, LLC.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective owners of common units. Unlike a ruling, the opinion of Bracewell & Giuliani LLP represents only its best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the owners of common units and our general partner. Furthermore, the tax treatment of Kinder Morgan Energy Partners, L.P. or of an investment in Kinder Morgan Energy Partners, L.P. may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Bracewell & Giuliani LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•                  the treatment of an owner of common units whose units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales”);

•                  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

•                  whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election”); and

•                  whether assignees of common units who are entitled to execute and deliver transfer applications, but who fail to execute and deliver transfer applications, will be treated as our partners for tax purposes (please read “— Limited Partner Status”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource, including crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, more than 90% of our current gross income is qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Kinder Morgan Energy Partners, L.P. as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we have relied on the opinion of Bracewell & Giuliani LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Kinder Morgan Energy Partners, L.P. has been, is, and will continue to be treated as a partnership for federal income tax purposes.

In rendering its opinion, Bracewell & Giuliani LLP has relied on the following factual representations made by Kinder Morgan Energy Partners, L.P., its general partner and Kinder Morgan Management, LLC:

•                  Neither Kinder Morgan Energy Partners, L.P. nor any of its operating partnerships has elected or will elect to be treated as a corporation for federal income tax purposes; and

•                  For each taxable year, more than 90% of Kinder Morgan Energy Partners, L.P.’s gross income has been and will be derived from (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide and (ii) other sources that, in the opinion of counsel to Kinder Morgan Energy Partners, L.P., generate “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Kinder Morgan Energy Partners, L.P., so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The remainder of this section is based on Bracewell & Giuliani LLP’s opinion that Kinder Morgan Energy Partners, L.P. will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Kinder Morgan Energy Partners, L.P. will be treated as partners of Kinder Morgan Energy Partners, L.P. for federal income tax purposes. Also, (a) assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Kinder Morgan Energy Partners, L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Bracewell & Giuliani LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a common unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a common unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Kinder Morgan Energy Partners, L.P. for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each common unitholder will be required to report on his federal income tax return his allocable share of our income, gains, losses and deductions without regard to whether we make a cash distribution to him. Consequently, we may allocate income to a common unitholder even if he has not received a cash distribution from us. Each common unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions. Distributions by us to a common unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution, unless the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and known collectively as “Section 751 Assets.” Our cash distributions in excess of a common unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units except to the extent the gain is attributable to Section 751 Assets of Kinder Morgan Energy Partners, L.P., taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a common unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a common unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture as additional income any losses from Kinder Morgan Energy Partners, L.P. deducted in previous years that are equal to the amount of that shortfall. Please read “— Tax Consequences of Common Unit Ownership — Limitations on Deductibility of Losses”.

A decrease in a common unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash to him. A non-pro rata distribution of money or property may result in ordinary income to a common unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our Section 751 Assets.

To that extent, he will be treated as having been distributed his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the common unitholder’s realization of ordinary income. That income will equal the excess of (i) the fair market value of the non-pro rata portion of that distribution over (ii) the common unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A common unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions to him, by any decreases in his share of our nonrecourse liabilities, by his share of our losses and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A common unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

Limitations on Deductibility of Losses. The deduction by a common unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder must recapture his share of our losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a common unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A common unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a common unitholder’s share of our passive income may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A common unitholder’s share of our net passive income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has indicated that net passive income from a publicly-traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, a common unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

•                  interest on indebtedness properly allocable to property held for investment;

•                  our interest expense attributed to portfolio income; and

•                  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any common unitholder, the general partner or any former unitholder, the general partner is authorized to pay such taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. The general partner is authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us. A class of our unitholders that receives more cash than another class, other than i-units, on a per unit basis, with respect to a year, will be allocated gross income equal to that excess. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of the incentive distributions. If we have a net loss for the entire year, that loss will generally be allocated, first, to the general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specific items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us or owned by us at the time new units are issued, referred to in this discussion as “Contributed Property.” In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and rights of all the unitholders to distributions of capital upon liquidation.

Under the Internal Revenue Code, unitholders cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by us in a particular taxable period (the “ceiling limitation”). To the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that certain items of income and deduction be allocated in a way designed to effectively “cure” this problem and eliminate the impact of the ceiling limitation. Treasury Regulations under Section 704(c) of the Internal Revenue Code permit a partnership to make reasonable curative allocations to reduce or eliminate disparities between the tax basis and value attributable to property contributed to it.

Bracewell & Giuliani LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

Treatment of Short Sales. A common unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for federal income tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those units would be fully taxable and all of these distributions would appear to be ordinary income.

Bracewell & Giuliani LLP has not rendered an opinion regarding the treatment of a common unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners for tax purposes and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax. Each common unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

A common unitholder’s alternative minimum taxable income derived from us may be higher than that unitholder’s share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective United States federal income tax rate for individuals at the date of this prospectus is 35% and the maximum United States federal income tax rate for net capital gains of an individual is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a common unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”); and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Sections 743 and 197 of the Internal Revenue Code generally require, unless the remedial allocation method is adopted, the Section 743(b) adjustment attributable to recovery property or amortizable Section 197 intangibles be taken into account as if the total amount of such adjustment were attributable to newly-purchased property placed in service when the unit transfer occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost-recovery deductions under Section 168 of the Internal Revenue Code generally is required to be depreciated using either the straight-line method or the 150 percent declining-balance method. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. This difference could adversely affect the continued uniformity of the tax characteristics of our units. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Common Units.”

Although Bracewell & Giuliani LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Treasury Regulations. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to the common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. If the IRS successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of common units might be affected, and the gain realized by a unitholder from the sale of units might be increased without the benefit of additional deductions. Please read “— Uniformity of Common Units.”

A Section 754 election is advantageous if the transferee’s basis in his common units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s basis in his common units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, may be unamortizable and, if amortizable, is generally amortizable over a longer period of time, or under a less accelerated method than tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the general partner’s opinion, the expense of compliance exceed the benefit of the election, the general partner may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year.

Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets.

The IRS may challenge either the fair market values or the useful lives assigned to our assets or seek to characterize intangible assets as nonamortizable goodwill. If any such challenge or characterization were successful, the deductions allocated to a common unitholder in respect of our assets would be reduced, and his share of taxable income received from us would be increased accordingly. Any increase could be material.

To the extent allowable, the general partner may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units, called “syndication expenses,” must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determination of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by common unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale or other taxable disposition of common units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A common unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a common unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a common unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a common unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to Section 751 Assets. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our common units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•                  a short sale;

•                  an offsetting notional principal contract; or

•                  a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders, other than owners of i-units, in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Bracewell & Giuliani LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

A common unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) or Treasury Regulations under Sections 743 and 197 of the Internal Revenue Code to our Section 743(b) adjustments or the determination that Kinder Morgan Energy Partners, L.P.’s Section 704(c) curative allocations to prevent the application of “ceiling limitations” on its ability to make allocations to eliminate Book-Tax Disparities are unreasonable. Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

We depreciate and amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Treasury Regulations. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.” If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to the common basis or the Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some common unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. If we choose not to utilize this aggregate method, we may adopt any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the common unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations, Mutual Funds and Non U.S. Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a common unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that tax-exempt organization.

A regulated investment company or “mutual fund” is required to derive at least 90% of its gross income for every taxable year from interest, dividends, payments with respect to securities loans, and gains from the sale or other disposition of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss and deduction and pay federal income tax at regular rates on their share of our net income or gain.

Moreover, under rules applicable to publicly traded partnerships, we will withhold tax, at the highest marginal tax rate applicable to individuals, from cash distributions made quarterly to foreign common unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under an IRS ruling, a foreign common unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from this ruling, a foreign common unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Bracewell & Giuliani LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Kinder Morgan Energy Partners, L.P.’s partnership agreement appoints the general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•                  the name, address and taxpayer identification number of the beneficial owner and the nominee;

•                  whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity;

•                  the amount and description of units held, acquired or transferred for the beneficial owner; and

•                  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) for which there is, or was, “substantial authority,” or (ii) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return. More stringent rules, including additional penalties and extended statutes of limitation, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, common unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which a common unitholder is a resident. At the date of this prospectus, we do business or own property in 38 states, most of which impose income taxes. We may also own property or do business in other states or foreign jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective common unitholder is urged to consider their potential impact on his investment in us. A common unitholder will likely be required to file state income tax returns and to pay taxes in many of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective common unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each common unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Bracewell & Giuliani LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We are registering the common units on behalf of the selling unitholder. We will bear all costs, expenses and fees in connection with the registration of the common units. The selling unitholder will bear its brokerage commissions and similar selling expenses, if any, attributable to the sale of its common units. All or part of the common units may be offered by the selling unitholder from time to time in transactions on the New York Stock Exchange, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The methods by which the common units may be sold or distributed may include, but not be limited to, the following:

•                  purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

•                  an exchange distribution in accordance with the rules of such exchange;

•                  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•                  privately negotiated transactions;

•                  a cross or block trade in which the broker or dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                  short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, in connection with which the selling unitholder may sell and deliver the common units;

•                  short sales or borrowings, returns and reborrowings of the common units pursuant to stock loan agreements to settle short sales;

•                  delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether optional or mandatory), or payable in, such common units (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such common units may be distributed; and

•                  a combination of such methods of sale or distribution.

The selling unitholder may also sell the common units in accordance with Rule 144 under the Securities Act.

In effecting sales, brokers or dealers engaged by the selling unitholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling unitholder or from the purchasers in amounts to be negotiated immediately prior to the sale.

The selling unitholder and any broker-dealers who act in connection with the sale of common units hereunder may be deemed to be “underwriters” as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the common units as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have advised the selling unitholder that because it may be deemed to be an underwriter, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales.

We have agreed to indemnify the selling unitholder against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make because of those liabilities. The selling unitholder has agreed to indemnify us and our affiliates against certain liabilities, including liabilities under the Securities Act, or to contribute to payments we and our affiliates may be required to make because of those liabilities based on information supplied to us by the selling unitholder.

VALIDITY OF THE COMMON UNITS

The validity of the common units offered under this prospectus has been passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Energy Partners, L.P., incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Kinder Morgan G.P., Inc. incorporated in this prospectus by reference to our Current Report on Form 8-K dated March 21, 2007 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in our Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act using a shelf registration process.  This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are a part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC.  For further information about us and about the common units to be sold in this offering, please refer to the information below and to the registration statement and the exhibits that are a part of the registration statement.

We file annual, quarterly and special reports and other information with the SEC. The SEC allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8 K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this prospectus. We incorporate by reference the following documents:

•                  Our annual report on Form 10-K for the year ended December 31, 2006;

•                  Our quarterly report on Form 10-Q for the quarter ended March 31, 2007;

•                  Our current reports on Form 8-K filed on March 21, 2007 and May 15, 2007;

•                  Our registration statement on Form 8-A/A filed on March 7, 2002; and

•                  All documents filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the completion of the sale of securities offered hereby.

The SEC maintains an Internet web site that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at http://www.sec.gov. You can find information we file with the SEC by reference to our corporate name or to our SEC file number, 1-11234. You may read and copy any document we file with the SEC at the SEC’s public reference room located at:

100 F Street, N.E., Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common units are listed.

We will provide a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to us at the following address and telephone number:

Kinder Morgan Energy Partners, L.P.
Investor Relations Department
500 Dallas Street, Suite 1000
Houston, Texas 77002
(713) 369-9000

Should you want information regarding Kinder Morgan, Inc. or Kinder Morgan Management, LLC, please refer to the annual, quarterly and special reports and proxy statements, as applicable, filed with the SEC regarding those entities.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” or the negative of those terms or other variations of them or comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•                  price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, coal and other bulk materials and chemicals in North America;

•                  economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•                  changes in our tariff rates implemented by the Federal Energy Regulatory Commission or the California Public Utilities Commission;

•                  our ability to acquire new businesses and assets and integrate those operations into our existing operations, as well as our ability to make expansions to our facilities;

•                  difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to or from our terminals or pipelines;

•                  our ability to successfully identify and close acquisitions and make cost-saving changes in operations;

•                  shut-downs or cutbacks at major refineries, petrochemical or chemical plants, ports, utilities, military bases or other businesses that use our services or provide services or products to us;

•                  crude oil and natural gas production from exploration and production areas that we serve, including, among others, the Permian Basin area of West Texas;

•                  changes in laws or regulations, third-party relations and approvals, decisions of courts, regulators and governmental bodies that may adversely affect our business or our ability to compete;

•                  changes in accounting pronouncements that impact the measurement of our results of operations, the timing of when such measurements are to be made and recorded, and the disclosures surrounding these activities;

•                  our ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts to implement that portion of our business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of our facilities;

•                  our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared to our competitors that have less debt or have other adverse consequences;

•                  interruptions of electric power supply to our facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•                  our ability to obtain insurance coverage without significant levels of self-retention of risk;

•                  acts of nature, sabotage, terrorism or other similar acts causing damage greater than our insurance coverage limits;

•                  capital markets conditions;

•                  the political and economic stability of the oil producing nations of the world;

•                  national, international, regional and local economic, competitive and regulatory conditions and developments;

•                  the ability to achieve cost savings and revenue growth;

•                  inflation;

•                  interest rates;

•                  the pace of deregulation of retail natural gas and electricity;

•                  foreign exchange fluctuations;

•                  the timing and extent of changes in commodity prices for oil, natural gas, electricity and certain agricultural products;

•                  the timing and success of business development efforts;

•                  the extent of our success in discovering, developing and producing oil and gas reserves, including the risks inherent in exploration and development drilling, well completion and other development activities;

•                  engineering and mechanical or technological difficulties with operational equipment, in well completions and workovers, and in drilling new wells;

•                  the uncertainty inherent in estimating future oil and natural gas production or reserves;

•                  the ability to complete expansion projects on time and on budget; and

•                  unfavorable results of litigation and the fruition of contingencies.

There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition.  Because of these uncertainties, you should not put undue reliance on any forward-looking statements.

When considering forward-looking statements, please review the risk factors described in our Annual Report on Form 10-K and our other filings with the SEC that are incorporated by reference into this prospectus.  The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement.  We disclaim any obligation, other than as required by applicable law, to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred by Kinder Morgan Energy Partners, L.P. in connection with the issuance and distribution of the securities being registered. All amounts except the Securities and Exchange Commission registration fee are estimates.

SEC registration fee	$450
Legal fees and expenses	10,000
Accounting fees and expenses	5,000
Fees and Expenses of Transfer Agent	5,000
Miscellaneous	550
Total	$21,000

ITEM 15.  Indemnification of Directors and Officers.

Kinder Morgan Management, LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreement of Kinder Morgan Management, LLC (the “Company”) provides that the Company will, to the extent deemed advisable by the Company’s board of directors, indemnify any person who is or was an officer or director of the Company, the record holder of the Company’s voting shares, and any person who is or was an officer, director or affiliate of the record holder of the Company’s voting shares, from liabilities arising by reason of such persons’ status, provided that the indemnitee acted in good faith and in a manner which such indemnitee believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. Such liabilities include any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts. Officers and directors of the Company are also indemnified by Kinder Morgan Energy Partners, L.P., as described below. Officers and directors of the Company who are also officers and directors of Kinder Morgan, Inc. are also entitled to indemnification from Kinder Morgan, Inc.

Kinder Morgan Energy Partners, L.P.

Section 17-108 of the Delaware Limited Partnership Act provides that, subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The Partnership Agreement for Kinder Morgan Energy Partners, L.P. provides that Kinder Morgan Energy Partners, L.P. will indemnify Kinder Morgan G.P., Inc. (the “KM General Partner”), any Departing Partner (as defined in that Partnership Agreement) and any person who is or was an officer or director of the KM General Partner or any Departing Partner, to the fullest extent permitted by the law. Kinder Morgan Energy Partners, L.P. will also indemnify Kinder Morgan Management, LLC and any person who is or was a manager, officer or director of Kinder Morgan Management, LLC to the same extent as such provisions apply to the KM General Partner and any of the KM General Partner’s officers and directors. In addition, Kinder Morgan Energy Partners, L.P. may indemnify, to the extent deemed advisable by the KM General Partner and to the fullest extent permitted by law, any person who is or was an officer or director of the KM General Partner or any Departing Partner or an affiliate of the KM General Partner or any Departing Partner or who is or was serving at the request of the KM General Partner or any Departing Partner or any affiliate of the KM General Partner or any Departing Partner as an officer, director, employee, partner, agent or trustee of another person. These indemnitees will be indemnified from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an officer, director, employee, partner, agent or trustee of the KM General Partner, any Departing Partner or any of their affiliates or a person serving at the request of Kinder Morgan Energy Partners, L.P. in another entity in a similar capacity, provided that in each case the indemnitee acted in good faith and in a manner which such indemnitee believed to be in, or not opposed to, the best interests of Kinder Morgan Energy Partners, L.P., and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of Kinder Morgan Energy Partners, L.P. and the KM General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to Kinder Morgan Energy Partners, L.P. to enable it to effectuate such indemnification. Kinder Morgan Energy Partners, L.P. is authorized to purchase (or to reimburse the KM General Partner or its affiliates for the cost of) insurance against any liability asserted against or expense incurred by such person in connection with Kinder Morgan Energy Partners, L.P.’s activities.

Article XII(c) of the Certificate of Incorporation of the KM General Partner (the “corporation” therein), contains the following provisions relating to indemnification of directors and officers:

“(c) Each director and each officer of the corporation (and his heirs, executors and administrators) shall be indemnified by the corporation against expenses reasonably incurred by him in connection with any claim made against him or any action, suit or proceeding to which he may be made a party, by reason of his being or having been a director or officer of the corporation (whether or not he continues to be a director or officer of the corporation at the time of incurring such expenses), except in cases where the claim made against him shall be admitted by him to be just, and except in cases where such action, suit or proceeding shall be settled prior to adjudication by payment of all or a substantial portion of the amount claimed, and except in cases in which he shall be adjudged in such action, suit or proceeding to be liable or to have been derelict in the performance of his duty as such director or officer. Such right of indemnification shall not be exclusive of other rights to which he may be entitled as a matter of law.”

Officers and directors of the KM General Partner who are also officers and directors of Kinder Morgan, Inc. and/or Kinder Morgan Management, LLC are also entitled to indemnification from Kinder Morgan, Inc. pursuant to Kinder Morgan, Inc.’s articles of incorporation and/or Kinder Morgan Management, LLC’s limited liability company agreement, as the case may be.

Kinder Morgan Management, LLC and Kinder Morgan Energy Partners, L.P.

Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and the KM General Partner maintain liability insurance policies covering their officers and directors against some liabilities, including certain liabilities under the Securities Act, that may be incurred by them.

ITEM 16.  Exhibits.

Exhibit Number	Description of Exhibit

4.1	—

Form of certificate representing the common units of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P.’s registration statement on Form S-4 (Registration No. 333-44519) and incorporated herein by reference).

4.2	—

Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 3.1 to Kinder Morgan Energy Partners, L.P.’s Form 10-Q for the quarter ended June 30, 2001, filed on August 9, 2001, and incorporated by reference herein).

4.3	—

Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P., dated November 19, 2004 (filed as Exhibit 99.1 to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K, filed on November 22, 2004, and incorporated herein by reference).

4.4	—

Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Limited Partnership of Kinder Morgan Energy Partners, L.P., dated November 19, 2004 (filed as Exhibit 99.1 to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K, filed on May 5, 2005, and incorporated herein by reference).

4.5*	—	Registration Rights Agreement, dated as of April 29, 2005, between TGS Deepwater Terminal Interests, L.L.C. and Kinder Morgan Energy Partners, L.P.
5.1*	—	Opinion of Bracewell & Giuliani LLP as to the legality of the securities being offered.
8.1*	—	Opinion of Bracewell & Giuliani LLP as to certain federal income tax matters.
23.1*	—	Consent of Bracewell & Giuliani LLP (included in their opinions filed as Exhibits 5.1 and 8.1).
23.2*	—	Consent of PricewaterhouseCoopers LLP.
23.3*	—	Consent of PricewaterhouseCoopers LLP.
23.4*	—	Consent of Netherland, Sewell & Associates, Inc.
24.1*	—	Powers of attorney.

*   Previously filed.

ITEM 17.  Undertakings.

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a posteffective amendment to this registration statement:

(i)            to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)          to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a posteffective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 15, 2007.

KINDER MORGAN ENERGY PARTNERS, L.P.
(A Delaware Limited Partnership)

By:	Kinder Morgan G.P., Inc.,
its general partner

	By:	Kinder Morgan Management, LLC,
its delegate

		By:	/s/ Joseph Listengart
Joseph Listengart
Vice President, General Counsel
and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 or amendment thereto has been signed below by the following persons in the indicated capacities on May 15, 2007:

/s/	RICHARD D. KINDER		Director, Chairman of the Board and Chief Executive
	Richard D. Kinder		Officer of Kinder Morgan Management, LLC (Principal Executive Officer)

/s/	KIMBERLY A. DANG		Vice President and Chief Financial Officer of Kinder
	Kimberly A. Dang		Morgan Management, LLC (Principal Financial and Accounting Officer)

/s/	EDWARD O. GAYLORD*		Director of Kinder Morgan Management, LLC
Edward O. Gaylord

/s/	PERRY M. WAUGHTAL*		Director of Kinder Morgan Management, LLC
Perry M. Waughtal

/s/	C. PARK SHAPER*		Director of Kinder Morgan Management, LLC
C. Park Shaper (Constituting a majority of the Board of Directors of Kinder Morgan Management, LLC)

*By:	/s/	JOSEPH LISTENGART
Joseph Listengart Attorney-in-fact for persons indicated

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	—

Form of certificate representing the common units of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P.’s registration statement on Form S-4 (Registration No. 333-44519) and incorporated herein by reference).

4.2	—

Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 3.1 to Kinder Morgan Energy Partners, L.P.’s Form 10-Q for the quarter ended June 30, 2001, filed on August 9, 2001, and incorporated by reference herein).

4.3	—

Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P., dated November 19, 2004 (filed as Exhibit 99.1 to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K, filed on November 22, 2004, and incorporated herein by reference).

4.4	—

Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Limited Partnership of Kinder Morgan Energy Partners, L.P., dated November 19, 2004 (filed as Exhibit 99.1 to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K, filed on May 5, 2005, and incorporated herein by reference).

4.5*	—	Registration Rights Agreement, dated as of April 29, 2005, between TGS Deepwater Terminal Interests, L.L.C. and Kinder Morgan Energy Partners, L.P.
5.1*	—	Opinion of Bracewell & Giuliani LLP as to the legality of the securities being offered.
8.1*	—	Opinion of Bracewell & Giuliani LLP as to certain federal income tax matters.
23.1*	—	Consent of Bracewell & Giuliani LLP (included in their opinions filed as Exhibits 5.1 and 8.1).
23.2*	—	Consent of PricewaterhouseCoopers LLP.
23.3*	—	Consent of PricewaterhouseCoopers LLP.
23.4*	—	Consent of Netherland, Sewell & Associates, Inc.
24.1*	—	Powers of attorney.

*   Previously filed.